United States securities and exchange commission logo





                 September 25, 2020

       Jacques Stern
       President and Chief Executive Officer
       Global Blue Group Holding AG
       Z  richstrasse 38
       8306 Br  ttisellen
       Switzerland

                                                        Re: Global Blue Group
Holding AG
                                                            Registration
Statement on Form F-1
                                                            Filed September 18,
2020
                                                            File No. 333-248927

       Dear Mr. Stern:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology